SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedád Anonima

ITEM

1 Translation of Condensed Interim Consolidated Financial Statements as of June 30, 2017 and Comparative Information (Unaudited).

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2017

AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
AESA	Subsidiary A-Evangelista S.A.
Annual consolidated financial statements	Consolidated financial statements as of December 31, 2016
Associate	Company over which YPF has significant influence as provided for in IAS 28
BONAR	Argentine public bonds
CDS	Associate Central Dock Sud S.A.
CGU	Cash-Generating Units
CIMSA	Subsidiary Compañía de Inversiones Mineras S.A.
CNV	Argentine Securities Commission
Condensed interim consolidated financial statements	Condensed interim consolidated financial statements as of June 30, 2017
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine National Gas Regulatory Authority
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standard
IDS	Associate Inversora Dock Sud S.A.
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
JO	Joint operation
LGS	Argentine General Corporations Law No. 19,550 (T.O. 1984), as amended
MEGA	Joint venture Compañía Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Ministry of Energy and Mining
MMBtu	Million British thermal units
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Associate Oleoducto Trasandino (Argentina) S.A.
OTC	Associate Oleoducto Trasandino (Chile) S.A.
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
SEC	U.S. Securities and Exchange Commission
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10
Termap	Associate Terminales Marítimas Patagónicas S.A.
US$	U.S. dollar
US$/Bbl	U.S. dollar per barrel
Y-GEN I	Joint venture Y-GEN Eléctrica S.R.L.
Y-GEN II	Joint venture Y-GEN Eléctrica II S.R.L.
YPF Brasil	Subsidiary YPF Brasil Comércio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Subsidiary YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF Sociedad Anónima

YPF SP	Subsidiary YPF Servicios Petroleros S.A.
YTEC	Subsidiary YPF Tecnología S.A.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

Fiscal year number 41

Beginning on January 1, 2017

Principal business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the exploration, development and production of oil, natural gas and other minerals and refining, marketing and distribution of oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons, and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, on its own, through a subsidiary or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its object. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in the country or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume “A”, Sociedades Anónimas, with the Public Registry of Buenos Aires City, in charge of the Argentine Registrar of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5109, Book 113, Volume “A”, Sociedades Anónimas, with the above mentioned Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 29, 2016 registered with the Argentine Registrar of Companies (Inspección General de Justicia) on December 21, 2016 under No. 25,244, Book 82 of Corporations.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24

Not incorporated (modified by Law No. 26,831).

Capital structure

393,312,793 shares of common stock, Argentine pesos 10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing

3,933,127,930

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 (UNAUDITED) (Amounts expressed in millions of Argentine Pesos)

	Notes	June 30, 2017	December 31, 2016
ASSETS
Noncurrent Assets
Intangible assets	8	8,707	8,114
Property, plant and equipment	9	320,643	308,014
Investments in associates and joint ventures	10	5,772	5,488
Deferred income tax assets, net	16	354	564
Other receivables	12	1,886	3,909
Trade receivables	13	94	87
Investment in financial assets	7	7,736	7,737

Total noncurrent assets		345,192	333,913

Current Assets
Inventories	11	24,031	21,820
Other receivables	12	10,712	13,456
Trade receivables	13	32,979	33,645
Investment in financial assets	7	7,966	7,548
Cash and cash equivalents	14	13,455	10,757

Total current assets		89,143	87,226

TOTAL ASSETS		434,335	421,139

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,372	10,403
Reserves, other comprehensive income and retained earnings		113,823	108,352

Shareholders’ equity attributable to shareholders of the parent company		124,195	118,755

Non-controlling interest		133	(94)

TOTAL SHAREHOLDERS’ EQUITY		124,328	118,661

LIABILITIES
Noncurrent Liabilities
Provisions	15	54,181	47,358
Deferred income tax liabilities, net	16	43,422	42,465
Taxes payable		245	98
Loans	17	138,038	127,568
Other liabilities	18	355	336
Accounts payable	19	1,594	2,187

Total noncurrent liabilities		237,835	220,012

Current Liabilities
Provisions	15	1,838	1,994
Income tax liability		137	176
Taxes payable		5,709	4,440
Salaries and social security		2,677	3,094
Loans	17	22,520	26,777
Other liabilities	18	1,178	4,390
Accounts payable	19	38,113	41,595

Total current liabilities		72,172	82,466

TOTAL LIABILITIES		310,007	302,478

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		434,335	421,139

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX-MONTH AND THREE-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016 (UNAUDITED)

(Amounts expressed in millions of Argentine Pesos, except per share information, expressed in Pesos)

		For the six-month periods ended June 30,		For the three-month periods ended June 30,
	Notes	2017	2016	2017	2016
Revenues	20	117,165	99,693	60,162	52,759
Cost	21	(95,473)	(82,950)	(49,675)	(42,819)

Gross profit		21,692	16,743	10,487	9,940

Selling expenses	22	(8,096)	(6,744)	(4,209)	(3,699)
Administrative expenses	22	(3,791)	(3,319)	(2,001)	(1,833)
Exploration expenses	22	(1,426)	(1,192)	(833)	(738)
Other operating results, net	23	(402)	1,448	22	1,648

Operating income		7,977	6,936	3,466	5,318

Income from equity interests in associates and joint ventures	10	114	263	92	166
Financial income	24	4,613	11,109	3,001	1,988
Financial loss	24	(11,568)	(12,170)	(2,720)	(6,690)
Other financial results	24	733	419	658	42

Financial results, net	24	(6,222)	(642)	939	(4,660)

Net income before income tax		1,869	6,557	4,497	824

Income tax	16	(1,405)	(6,455)	(4,225)	(1,577)

Net income (loss) for the period		464	102	272	(753)

Net income (loss) for the period attributable to:
- Shareholders of the parent company		237	253	212	(743)
- Non-controlling interest		227	(151)	60	(10)
Earnings (losses) per share basic and diluted	27	0.60	0.65	0.54	(1.89)
Other comprehensive income
Translation differences from investments in subsidiaries, associates and joint ventures(1)		(263)	(616)	(422)	(81)
Translation differences from YPF S.A. (2)		6,213	20,332	10,015	4,390

Total other comprehensive income for the period (3)		5,950	19,716	9,593	4,309

Total comprehensive income for the period		6,414	19,818	9,865	3,556

(1)	Will be reversed to net income at the moment of the sale of the investment or full or partial reimbursement of the capital.
(2)	Will not be reversed to net income.
(3)	Entirely assigned to the parent company’s shareholders.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016 (UNAUDITED)

(Amounts expressed in millions of Argentine Pesos)

	For the six-month period ended June 30, 2017
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balances at the beginning of the fiscal year	3,923	6,085	10	16	61	(152)	(180)	640	10,403
Accrual of share-based benefit plans(4)	—	—	—	—	70	—	—	—	70
Repurchase of treasury shares	(3)	(4)	3	4	—	(100)	—	—	(100)
Settlement of share-based benefit plans (3)	—	—	—	—	(3)	2	—	—	(1)
As decided by the Shareholders’ Meeting on April 28, 2017(2)	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors on June 8, 2017(2)	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—

Balances at the end of the period	3,920	6,081	13	20	128	(250)	(180)	640	10,372

	For the six-month period ended June 30, 2017
	Reserves								Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balances at the beginning of the fiscal year	2,007	5	24,904	490	3,648	105,529		(28,231)	118,755	(94)	118,661
Accrual of share-based benefit plans(4)	—	—	—	—	—	—		—	70	—	70
Repurchase of treasury shares	—	—	—	—	—	—		—	(100)	—	(100)
Settlement of share-based benefit plans(3)	—	—	—	—	—	—		—	(1)	—	(1)
As decided by the Shareholders’ Meeting on April 28, 2017(2)	—	711	(24,904)	(390)	(3,648)	—		28,231	—	—	—
As decided by the Board of Directors on June 8, 2017(2)	—	(716)	—	—	—	—		—	(716)	—	(716)
Other comprehensive income	—	—	—	—	—	5,950		—	5,950	—	5,950
Net income	—	—	—	—	—	—		237	237	227	464

Balances at the end of the period	2,007	—	—	100	—	111,479	(1)	237	124,195	133	124,328

(1)	Includes 115,547 corresponding to the effect of the translation of the financial statements of YPF and (4,068) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, as detailed in Note 2.b.1. to the annual consolidated financial statements.
(2)	See Note 26.
(3)	Net of employees’ income tax withholding related to the share-based benefit plans.
(4)	See Note 33.

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016 (UNAUDITED) (Cont.)

(Amounts expressed in millions of Argentine Pesos)

	For the six-month period ended June 30, 2016
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balances at the beginning of the fiscal year	3,922	6,083	11	18	67	(277)	(115)	640	10,349
Accrual of share-based benefit plans(4)	—	—	—	—	57	—	—	—	57
Repurchase of treasury shares	(2)	(3)	2	3	—	(55)	—	—	(55)
Settlement of share-based benefit plans(3)	—	1	—	(1)	(11)	27	(15)	—	1
As decided by the Shareholders’ Meeting on April 29, 2016(2)	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors on June 9, 2016(2)	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—

Balances at the end of the period	3,920	6,081	13	20	113	(305)	(130)	640	10,352

	For the six-month period ended June 30, 2016
	Reserves								Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balances at the beginning of the fiscal year	2,007	5	21,264	440	3,648	78,115		4,585	120,413	48	120,461
Accrual of share-based benefit plans(4)	—	—	—	—	—	—		—	57	—	57
Repurchase of treasury shares	—	—	—	—	—	—		—	(55)	—	(55)
Settlement of share-based benefit plans(3)	—	—	—	—	—	—		—	1	—	1
As decided by the Shareholders’ Meeting on April 29, 2016(2)	—	889	3,640	50	—	—		(4,579)	—	—	—
As decided by the Board of Directors on June 9, 2016(2)	—	(889)	—	—	—	—		—	(889)	—	(889)
Other comprehensive income	—	—	—	—	—	19,716		—	19,716	—	19,716
Net income	—	—	—	—	—	—		253	253	(151)	102

Balances at the end of the period	2,007	5	24,904	490	3,648	97,831	(1)	259	139,496	(103)	139,393

(1)	Includes 101,314 corresponding to the effect of the translation of the financial statements of YPF and (3,483) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, as detailed in Note 2.b.1.to the annual consolidated financial statements.
(2)	See Note 25 to the annual consolidated financial statements.
(3)	Net of employee income tax withholdings related to share-based benefit plans.
(4)	See Note 33.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016 (UNAUDITED) (Amounts expressed in millions of Argentine Pesos)

	For the six-month periods ended June 30,
	2017	2016
Operating activities
Net income	464	102
Adjustments to reconcile net income to cash flows provided by operating activities:
Income from equity interest in associates and joint ventures	(114)	(263)
Depreciation of property, plant and equipment	23,736	21,759
Amortization of intangible assets	383	323
Retirement of property, plant and equipment and intangible assets and consumption of materials	2,184	2,605
Charge on income tax	1,405	6,455
Net increase in provisions	2,181	2,503
Exchange differences, interest and other (1)	5,345	(700)
Share-based benefit plan	70	57
Income from deconsolidation of subsidiaries	—	(1,528)
Changes in assets and liabilities:
Trade receivables	1,125	(14,888)
Other receivables	2,897	4,635
Inventories	(1,297)	(119)
Accounts payable	(11)	(1,757)
Taxes payables	1,444	(449)
Salaries and social security	(413)	(51)
Other liabilities	(932)	137
Decrease in provisions included in liabilities due to payment/use	(666)	(948)
Dividends received	311	520
Proceeds from collection of lost profit insurance	—	607
Income tax payments	(479)	(1,561)

Net cash flows provided by operating activities	37,633	17,439

Investing activities:(2)
Acquisition of property, plant and equipment and intangible assets	(27,678)	(32,602)
Contributions and acquisitions of interests in associates and joint ventures	(337)	—
Decrease in financial assets	—	910
Proceeds from collection of insurance for damaged property	—	355
Interests received from financial assets	511	—

Net cash flows used in investing activities	(27,504)	(31,337)

Financing activities:(2)
Payments of loans	(15,080)	(33,954)
Payments of interest	(8,577)	(6,893)
Proceeds from loans	16,060	54,466
Repurchase of treasury shares	(100)	(55)
Contributions of non-controlling interests	—	50

Net cash flows (used in) provided by financing activities	(7,697)	13,614

Translation differences provided by cash and cash equivalents	266	938

Deconsolidation of subsidiaries	—	(148)

Net increase in cash and cash equivalents	2,698	506

Cash and cash equivalents at the beginning of year	10,757	15,387
Cash and cash equivalents at the end of period	13,455	15,893

Net increase in cash and cash equivalents	2,698	506

(1)	Does not include exchange differences generated by cash and cash equivalents, which are disclosed separately in this statement.
(2)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the six-month periods ended June 30,
	2017	2016
Acquisition of property, plant and equipment and concession extension easements not paid	4,309	3,879
Dividends payable	716	889
Dividends receivable	17	—
Capitalized receivables in joint ventures	19	—

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated)

1. GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP

General information

YPF Sociedad Anónima is a sociedad anónima (stock corporation) incorporated under the laws in force in the Argentine Republic, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries comprise the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream and Downstream segments.

Structure and organization of the economic group

The following chart shows the organizational structure, including the main companies of the Group, as of June 30, 2017:

(1)	Held directly and indirectly.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

1. GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP (Cont.)

Organization of the business

As of June 30, 2017, the Group carries out its transactions and operations in accordance with the following structure:

•	Upstream;

•	Gas and Power;

•	Downstream;

•	Central administration and others, which covers the remaining activities not included in the previous categories.

Activities covered by each business segment are detailed in Note 6.

Almost all operations, properties and clients are located in Argentina. However, the Group holds equity interests in one exploratory area in Chile and Bolivia. The Group also sells lubricants and derivatives in Brazil and Chile.

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

The condensed interim consolidated financial statements of YPF and its subsidiaries for the six-month period ended June 30, 2017, are presented in accordance with IAS 34 “Interim Financial Reporting”. The adoption of the IFRS as issued by the IASB was determined by the Technical Resolution No. 26 (ordered text) issued by FACPCE and CNV regulations.

Also, some additional information required by the LGS and/or regulations of the CNV was included. Such information is contained in the Notes to these condensed interim consolidated financial statements only to comply with regulatory requirements.

These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Group as of December 31, 2016 prepared in accordance with IFRS.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on August 8, 2017.

These condensed interim consolidated financial statements corresponding to the six-month period ended on June 30, 2017 are unaudited. The Company´s Management believes they have included all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Income for the six-month period ended on June 30, 2017 does not necessarily reflect the proportion of the Group’s full-year income.

2.b) Significant Accounting Policies

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for Income Tax detailed in Note 16. The most significant accounting policies are described in Note 2.b) to the annual consolidated financial statements.

Adoption of new standards and interpretations effective January 1, 2017

The Group has adopted the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are to be applied effective as of June 30, 2017, as described in Note 2.b.24) to the annual consolidated financial statements. These new and revised standards and interpretations had no impact on these condensed interim consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Functional and reporting currency

As mentioned in Note 2.b.1. to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency. In addition, according to CNV Resolution No. 562, YPF must present its financial statements in Argentine pesos.

2.c) Accounting Estimates and Judgments

The preparation of financial statements at a certain date requires Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made as of the date of preparation of these condensed interim consolidated financial statements.

In preparing these condensed interim consolidated financial statements, significant estimates and judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were consistent with those applied by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Notes 2.b) and 2.c) to the annual consolidated financial statements.

2.d) Comparative information

Amounts and other information corresponding to the year ended on December 31, 2016 and to the six-month period ended on June 30, 2016 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements.

3. SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations during the year, particularly as a result of the increase in natural gas sales during the winter. After the 2002 devaluation of the Argentine peso, and as a consequence of the natural gas price freeze imposed by the Argentine government, the use of natural gas has been diversified, generating an increase in demand throughout the entire year. However, sales of natural gas are still typically higher in the winter for the residential sector of the Argentine domestic market, which has lower prices than other sectors of the Argentine market. Notwithstanding the foregoing, under the “Additional Injection Stimulus Program” (see Note 30.h) to the annual consolidated financial statements), gas producing companies were invited to file with the MINEM before June 30, 2013 projects to increase natural gas injection, in order to receive an increased price of US$7.50/MMBTU for all additional natural gas injected. These projects shall comply with the minimum requirements established in the aforementioned Program, and will be subject to approval by the MINEM, including a maximum period of five years, renewable at the request of the beneficiary, upon the decision of the MINEM. If the beneficiary company does not reach the committed production increase in a given month, it will have to make up for such volumes not produced. The natural gas pricing program was incorporated into the Hydrocarbons Law, as modified by Law No. 27,007.

In view of the foregoing, seasonality of the Group operations is not significant.

4. ACQUISITIONS AND DISPOSITIONS

During the six-month period ended June 30, 2017, there have been no significant acquisitions or dispositions.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

5. FINANCIAL RISK MANAGEMENT

The Group’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Group maintains an organizational structure and systems that allow for the identification, measurement and control of the risks to which it is exposed.

The condensed interim consolidated financial statements do not include all the information and disclosures on financial risk management; therefore, they should be read in conjunction with the Group’s annual consolidated financial statements.

There have been no significant changes in the risk management or risk management policies applied by the Group since the last year end. See Note 4 to the annual consolidated financial statements.

6. SEGMENT INFORMATION

The different segments in which the Group is organized take into consideration the different activities from which the Group obtains income and incurs expenses. The aforementioned organizational structure is based on the way in which the highest authority in the decision-making process analyzes the main financial and operating magnitudes while making decisions about resource allocation and performance assessment also considering the Group’s business strategy.

Upstream

The Upstream segment carries out all activities related to the oil and natural gas exploration, development and production.

It obtains its revenues from (i) the sale of produced oil to the Downstream segment and, marginally, from its sale to third parties; and (ii) the sale of produced gas to the Gas and Power segment, which includes the receipt of incentives from the Natural Gas Additional Injection Stimulus Program.

Gas and Power

On March 15, 2016, the Gas and Power Executive Vice-presidency was created, and during the previous fiscal year, the complete scope of management of this new business unit was determined.

The Gas and Power segment obtains its income from the development of activities related to: (i) the natural gas commercialization to third parties and the Downstream segment, (ii) the commercial and technical operation of LNG regasification terminals in Bahía Blanca and Escobar, by hiring two regasification vessels, (iii) the natural gas distribution, and (iv) the generation of conventional and renewable electricity.

In addition to the proceeds derived from the sale of natural gas to third parties and the intersegment, which is then recognized as a “purchase” to the Upstream segment, Gas and Power accrues a fee in its favor with the Upstream segment to carry out such commercialization.

The Gas and Power Executive Vice-presidency assumed, as of 2017, all responsibility for the administration and management of collections related to the Natural Gas Additional Injection Stimulus Program, and therefore began to record revenues derived from sales in the segment, to later be transferred to the Upstream segment as an intersegment operation.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

6. SEGMENT INFORMATION (Cont.)

Downstream

The Downstream segment develops activities related to: (i) oil refining and petrochemical production, (ii) commercialization of refined and petrochemical products obtained from such processes, (iii) logistics related to the transportation of oil and gas to refineries and the transportation and distribution of refined and petrochemical products to be marketed in the different sales channels.

It obtains its income from the marketing mentioned in item (ii) above, which is developed through the Retail, Industry, Agro, LPG, Chemicals and Lubricants and Specialties businesses.

It incurs in all expenses related to the aforementioned activities, including the oil purchase from the Upstream segment and third parties and the natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power segment.

Central Administration and Others

It covers other activities, not falling into the aforementioned categories, mainly including corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate market prices.

Operating income and assets for each segment have been determined after consolidation adjustments.

As required by IFRS 8, comparative information has been given retroactive effect by the creation of the new segment.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

6. SEGMENT INFORMATION (Cont.)

	Upstream		Gas and Power	Downstream	Central Administration and Others	Consolidation Adjustments(1)	Total
For the six-month period ended June 30, 2017
Revenues from sales	233		27,563	89,384	1,197	(1,212)	117,165
Revenues from intersegment sales	54,150		1,931	407	3,357	(59,845)	—

Revenues	54,383		29,494	89,791	4,554	(61,057)	117,165

Operating income (loss)	15		1,583	7,457	(1,541)	463	7,977
Income from equity interests in associates and joint ventures	—		109	5	—	—	114
Depreciation of property, plant and equipment	20,014	(2)	130	3,190	402	—	23,736
Acquisition of property, plant and equipment	19,353		1,935	3,214	477	—	24,979
Assets	225,272		37,926	133,136	38,676	(675)	434,335
For the six-month period ended June 30, 2016
Revenues from sales	10,522		10,953	76,962	1,256	—	99,693
Revenues from intersegment sales	46,647		1,309	445	3,274	(51,675)	—

Revenues	57,169		12,262	77,407	4,530	(51,675)	99,693

Operating income (loss)	6,157		397	2,241	79	(1,938)	6,936
Income from equity interests in associates and joint ventures	—		160	103	—	—	263
Depreciation of property, plant and equipment	18,830	(2)	145	2,478	306	—	21,759
Acquisition of property, plant and equipment	23,649		837	4,030	708	—	29,224
As of December 31, 2016
Assets	236,173		25,866	125,536	34,739	(1,175)	421,139

(1)	Corresponds to the elimination of income among segments of the YPF Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

7. FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements

The tables below show the Group’s financial assets measured at fair value as of June 30, 2017 and December 31, 2016, and their allocation to their fair value hierarchies:

	As of June 30, 2017
Financial assets	Level 1		Level 2	Level 3	Total
Investments in financial assets:
- Mutual funds	56		—	—	56
- Government securities	15,646	(1)	—	—	15,646

	15,702		—	—	15,702

Cash and cash equivalents:
- Mutual funds	7,996		—	—	7,996

	7,996		—	—	7,996

	23,698		—	—	23,698

	As of December 31, 2016
Financial assets	Level 1		Level 2	Level 3	Total
Investments in financial assets:
- Mutual funds	53		—	—	53
- Government securities	15,232	(1)	—	—	15,232

	15,285		—	—	15,285

Cash and cash equivalents:	2,808		—	—	2,808

- Mutual funds	2,808		—	—	2,808

	18,093		—	—	18,093

(1)	As of June 30, 2017, 7,736 has been classified as noncurrent and 7,910 as current. As of December 31, 2016, 7,737 has been classified as noncurrent and 7,495 as current.

The Group has no financial liabilities at fair value through profit or loss.

Fair value estimates

From December 31, 2016 until June 30, 2017, there have been no significant changes in the commercial or economic circumstances affecting the fair value of the Group’s assets and financial liabilities, whether measured at fair value or amortized cost.

During the six-month period ended June 30, 2017, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for Negotiable Obligations and interest rates offered to the Group (Level 3) in connection with the remaining financial loans, amounted to 168,544 and 157,133 as of June 30, 2017 and December 31, 2016, respectively.

The fair value of the following financial assets and financial liabilities do not differ significantly from their book value:

•	Other receivable

•	Trade receivables

•	Cash and cash equivalents

•	Accounts payable

•	Other liabilities

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

8. INTANGIBLE ASSETS

Changes in the Group’s intangible assets for the six-month period ended June 30, 2017 and the year ended December 31, 2016 are as follows:

	Service concession	Exploration rights	Other intangibles	Total
Cost	9,527	2,990	4,260	16,777
Accumulated amortization	5,553	155	3,710	9,418

Balances as of December 31, 2015	3,974	2,835	550	7,359

Cost
Increases	642	75	171	888
Translation effect	2,127	612	936	3,675
Decreases and reclassifications	(547)	(584)	127	(1,004)
Accumulated amortization
Increases	437	—	280	717
Translation effect	1,245	—	848	2,093
Decreases and reclassifications	—	(6)	—	(6)
Cost	11,749	3,093	5,494	20,336
Accumulated amortization	7,235	149	4,838	12,222

Balances as of December 31, 2016	4,514	2,944	656	8,114

Cost
Increases	380	—	72	452
Translation effect	565	138	255	958
Decreases and reclassifications	(14)	(149)	187	24
Accumulated amortization
Increases	278	—	105	383
Translation effect	353	—	237	590
Decreases and reclassifications	—	(149)	17	(132)
Cost	12,680	3,082	6,008	21,770
Accumulated amortization	7,866	—	5,197	13,063

Balances as of June 30, 2017	4,814	3,082	811	8,707

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

9. PROPERTY, PLANT AND EQUIPMENT

	June 30, 2017	December 31, 2016
Net book value of property, plant and equipment	355,574	345,679
Provision for obsolescence of materials and equipment	(1,517)	(1,380)
Provision for impairment of property, plant and equipment	(33,414)	(36,285)

	320,643	308,014

Changes in Group’s property, plant and equipment for the six-month period ended June 30, 2017 and the year ended December 31, 2016 are as follows:

	Land and buildings	Mineral property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Electric power generation facilities	Other property	Total
Cost	13,949	458,066		69,429	3,650	13,478	76,803	3,647	5,603	10,778	2,931	1,573	8,291	668,198
Accumulated depreciation	5,920	324,922		41,138	2,392	—	—	—	4,699	6,921	1,181	1,283	5,620	394,076

Balances as of December 31, 2015	8,029	133,144		28,291	1,258	13,478	76,803	3,647	904	3,857	1,750	290	2,671	274,122

Cost
Increases	140	3,831		1	3	6,968	52,610	1,392	25	—	—	2	76	65,048
Translation effect	2,975	104,086		16,601	802	2,494	14,602	626	1,260	2,430	—	—	1,658	147,534
Decreases and reclassifications	1,365	59,645		26,529	1,096	(8,701)	(91,342)	(3,687)	1,201	1,138	260	187	(60)	(12,369)
Accumulated depreciation
Increases	360	40,729		4,312	414	—	—	—	668	642	75	111	318	47,629
Translation effect	1,257	73,288		9,288	516	—	—	—	1,052	1,558	—	—	1,142	88,101
Decreases and reclassifications	(40)	(6,937)		(3)	(37)	—	—	—	(18)	(2)	45	—	(82)	(7,074)
Cost	18,429	625,628		112,560	5,551	14,239	52,673	1,978	8,089	14,346	3,191	1,762	9,965	868,411
Accumulated depreciation	7,497	432,002		54,735	3,285	—	—	—	6,401	9,119	1,301	1,394	6,998	522,732

Balances as of December 31, 2016	10,932	193,626	(1)	57,825	2,266	14,239	52,673	1,978	1,688	5,227	1,890	368	2,967	345,679

Cost
Increases	41	299		—	59	3,125	20,300	1,030	9	—	—	—	116	24,979
Translation effect	813	29,985		5,231	259	569	2,478	82	374	728	—	—	437	40,956
Decreases and reclassifications	(156)	13,595		(797)	305	(2,978)	(14,552)	(907)	24	872	105	3	154	(4,332)
Accumulated depreciation
Increases	221	24,200		2,494	308	—	—	—	260	383	38	34	141	28,079
Translation effect	346	21,343		2,643	160	—	—	—	309	445	—	—	306	25,552
Decreases and reclassifications	(52)	(942)		(924)	(16)	—	—	—	33	—	—	—	(22)	(1,923)
Cost	19,127	669,507		116,994	6,174	14,955	60,899	2,183	8,496	15,946	3,296	1,765	10,672	930,014
Accumulated depreciation	8,012	476,603		58,948	3,737	—	—	—	7,003	9,947	1,339	1,428	7,423	574,440

Balances as of June 30, 2017	11,115	192,904	(1)	58,046	2,437	14,955	60,899	2,183 (2)	1,493	5,999	1,957	337	3,249	355,574

(1)	Includes 9,672 and 9,147 of mineral property as of June 30, 2017 and December 31, 2016, respectively.
(2)	As of June 30, 2017, there are 37 exploratory wells in progress. During the six-month period ended on such date, 14 wells were drilled, and 14 wells were charged to exploratory expenses.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

9. PROPERTY, PLANT AND EQUIPMENT (Cont.)

The Group capitalizes the financial cost as part of the cost of the assets. For the six-month periods ended June 30, 2017 and 2016, the rate of capitalization was 12.17% and 12.46%, respectively, and the amount capitalized amounted to 384 and 639, respectively, for the periods mentioned above.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the six-month periods ended June 30, 2017 and 2016:

	For the six-month periods ended June 30,
	2017	2016
Amount at beginning of year	1,380	762
Increase charged to expenses	3	12
Amounts incurred due to utilization	(4)	—
Transfers and other movements	65	—
Translation differences	73	116

Amount at end of period	1,517	890

Set forth below is the evolution of the provision for impairment of property, plant and equipment for six-month periods ended on June 30, 2017 and 2016:

	For the six-month periods ended June 30,
	2017	2016
Amount at beginning of year	36,285	2,455
Depreciation(1)	(4,343)	(294)
Translation differences	1,472	368
Deconsolidation of subsidiaries	—	(105)

Amount at end of period	33,414	2,424

(1)	Included in “Depreciation of property, plant and equipment” in Note 22.

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The Group does not participate in subsidiaries with a significant non-controlling interest. Furthermore, no investments in associates or joint ventures are deemed individually material.

The following table shows the value of the investments in associates and joint ventures at an aggregate level, considering that none of the individual companies is material, as of June 30, 2017 and December 31, 2016:

	June 30, 2017	December 31, 2016
Amount of investments in associates	1,457	1,478
Amount of investments in joint ventures	4,327	4,022
Provision for impairment of investments in associates and joint ventures	(12)	(12)

	5,772	5,488

Disclosed in investments in associates and joint ventures	5,772	5,488

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The main movements during the six-month periods ended June 30, 2017 and 2016, which affected the value of the aforementioned investments, correspond to:

	For the six-month periods ended June 30,
	2017	2016
Amount at the beginning of year	5,488	4,371
Acquisitions and contributions	356	—
Income on investments in associates and joint ventures	114	263
Translation differences	142	742
Distributed dividends	(328)	(520)

Amount at the end of period	5,772	4,856

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity value therein, for the six-month periods ended June 30, 2017 and 2016. The Group has adjusted, if applicable, the values reported by these companies to adapt them to the accounting criteria used by the Group for the valuation equity method in the aforementioned dates:

	Associates		Joint ventures
	For the six-month periods ended June 30,		For the six-month periods ended June 30,
	2017	2016	2017	2016
Net income	96	142	18	121
Other comprehensive income	9	22	133	720

Comprehensive income for the period	105	164	151	841

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows information of the subsidiaries:

	Information of the issuer
	Description of the Securities						Last Financial Statements Available
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital stock		Net profit (loss)	Equity	Holding in Capital Stock
Subsidiaries:(9)
YPF International S.A.(7)	Common	Bs.	100	66,897	Investment	La Plata Street 19, Santa Cruz de la Sierra, República de Bolivia	06-30-17	15		— (8)	25	100.00%
YPF Holdings Inc.(7)	Common	US$	0.01	810,614	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, U.S.A.	06-30-17	13,438		(390)	(3,304)	100.00%
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	06-30-17	164		206	403	99.99%
A-Evangelista S.A.	Common		$1	307,095,088	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	06-30-17	307		77	1,200	100.00%
YPF Servicios Petroleros S.A.	Common		$1	50,000	Wells perforation and/or reparation services	Macacha Güemes 515, Buenos Aires, Argentina	06-30-17	—	(8)	(121)	(140)	100.00%
Metrogas S.A.	Common		$1	398,419,700	Providing the public service of natural gas distribution	Gregorio Aráoz de Lamadrid 1360, Buenos Aires, Argentina.	06-30-17	569		639	(858)	70.00%
YPF Energía Eléctrica S.A.	Common		$1	30,006,540	Exploration, development, industrialization and marketing of hydrocarbons, and generation, transportation and marketing of electric power	Macacha Güemes 515, Buenos Aires, Argentina	06-30-17	30		299	2,817	100.00%
YPF Chile S.A.(7)	Common		—	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322; Módulo B1, Qilicura, Santiago	06-30-17	757		(117)	1,218	100.00%
YPF Tecnología S.A.	Common		$1	234,291,000	Investigation, development, production and marketing of technologies, knowledge, goods and services	Macacha Güemes 515, Buenos Aires, Argentina	06-30-17	459		28	680	51.00%
YPF Europe B.V.(7)	Common	US$	0.01	15,660,437,309	Investment and finance	Prins Bernardplein 200, 1097 JB, Amsterdam, Holanda	12-31-16	—	(8)	132	12	100.00%
YSUR Inversora S.A.U. (7) (10)	—		—	—	Investment	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	2,657		(1)	5,397	100.00%
YSUR Inversiones Petroleras S.A.U. (7) (10)	—		—	—	Investment	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	230		— (8)	391	100.00%
YSUR Petrolera Argentina S.A. (7) (10)	—		—	—	Exploration, extraction, exploitation, storage, transportation, industrialization and marketing of hydrocarbons, as well as other operations related thereto	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	634		106	570	100.00%
Compañía de Inversiones Mineras S.A.	Common		$1	17,043,060	Exploration, exploitation, processing, management, storage and transport of all types of minerals; assembly, construction and operation of facilities and structures and processing of products related to mining	Macacha Güemes 515, Buenos Aires, Argentina	06-30-17	17		(10)	(27)	100.00%

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows the investments in associates and joint ventures:

	06-30-2017													12-31-2016
						Information of the issuer
	Description of the Securities							Last Financial Statements Available
Name and Issuer	Class	Face Value	Amount	Book value(3)	Cost (2)	Main Business	Registered Address	Date	Capital stock	Net profit (loss)	Equity	Holding in Capital Stock		Book Value(3)
Joint ventures:
Compañía Mega S.A.(7) (6)	Common	$1	244,246,140	1,160	—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	03-31-17	643	262	2,111	38.00%		1,208
Profertil S.A.(7)	Common	$1	391,291,320	1,983	—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3, Buenos Aires, Argentina	03-31-17	783	95	1,147	50.00%		1,897
Refinería del Norte S.A.	Common	$1	45,803,655	447	—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	03-31-17	92	(72)	919	50.00%		468

				3,590	—									3,573

Associates:
Oleoductos del Valle S.A.	Common	$10	4,072,749	186	—	Oil transportation by pipeline	Florida 1, P. 10º, Buenos Aires, Argentina	06-30-17	110	63	504	37.00%		174	(1)
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	98	—	Oil storage and shipment	Av. Leandro N. Alem 1180, P. 11º, Buenos Aires, Argentina	03-31-17	14	3	286	33.15%		94
Oiltanking Ebytem S.A.	Common	$10	351,167	156	—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina.	06-30-17	12	96	127	30.00%		184
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$1	15,579,578	37	—	Gas transportation by pipeline	San Martín 323, P.13°, Buenos Aires, Argentina	12-31-16	156	100	329	10.00%		33
Central Dock Sud S.A.	Common	$0.01	11,869,095,145	186	126	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	03-31-17	1,231	46	1,865	10.25	%(5)	175
Inversora Dock Sud S.A.	Common	$1	355,270,303	581	415	Investment and finance	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	03-31-17	829	32	1,343	42.86%		569
Oleoducto Trasandino (Argentina) S.A.	Preferred	$1	12,135,167	37	—	Oil transportation by pipeline	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	03-31-17	34	3	107	36.00%		37
YPF Gas S.A	Common	$1	175,997,158	154	—	Gas fractionation, bottling, distribution and transport for industrial and/or residential use	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	03-31-17	176	(24)	645	34.00%		172
Other companies:
Other (4)	—	—	—	759	131	—	—	—	—	—	—	—		489

				2,194	672									1,927

				5,784	672									5,500

(1)	Holding shareholder’s equity, net of intercompany profits (losses).
(2)	Cost net of cash dividends and stock redemption.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting principles.
(4)	Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I.,Oleoducto Transandino (Chile) S.A., Bizoy S.A., Civeny S.A., Bioceres S.A., Y-GEN Eléctrica S.R.L., Y-GEN Eléctrica II S.R.L., Y-GEN Eléctrica III S.R.L., Y-GEN Eléctrica IV S.R.L. and Petrofaro S.A.
(5)	Additionally, the Group has a 29.99% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	The U.S. dollar has been defined as the functional currency of this company.
(8)	No value is disclosed as the carrying value is less than 1.
(9)	In addition, Compañía Minera de Argentina S.A., YPF Services USA Corp., YPF Brasil Comércio Derivado de Petróleo Ltda., Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran Inversiones 2011 S.A.U., Lestery S.A., Energía Andina S.A. and EOG Resources Netherlands B.V. are consolidated.
(10)	Companies merged with YPF.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

11. INVENTORIES

	June 30, 2017		December 31, 2016
Refined products	15,803		13,390
Crude oil and natural gas	6,222		6,551
Products in process	502		411
Construction works in progress for third parties	110		12
Raw materials, packaging materials and others	1,394		1,456

	24,031	(1)	21,820	(1)

(1)	As of June 30, 2017 and December 31, 2016, the cost of inventories does not exceed their realization net value.

12. OTHER RECEIVABLES

	June 30, 2017		December 31, 2016
	Noncurrent	Current	Noncurrent	Current
Trade	66	1,271	—	1,733
Tax credit and export rebates	294	2,081	291	4,648
Loans to third parties and balances with related parties (1)	721	1,148	2,495	1,703
Collateral deposits	1	250	17	214
Prepaid expenses	156	1,212	159	702
Advances and loans to employees	16	359	12	335
Advances to suppliers and custom agents (2)	—	2,574	—	1,691
Receivables with partners in JO and consortia	783	651	816	1,361
Miscellaneous	80	1,209	134	1,111

	2,117	10,755	3,924	13,498
Provision for other doubtful receivables	(231)	(43)	(15)	(42)

	1,886	10,712	3,909	13,456

(1)	See Note 32 for information about related parties.
(2)	Includes among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.

13. TRADE RECEIVABLES

	June 30, 2017		December 31, 2016
	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties (1)	94	34,248	87	34,729
Provision for doubtful trade receivables	—	(1,269)	—	(1,084)

	94	32,979	87	33,645

(1)	See Note 32 for information about related parties.

Changes in the provision for doubtful trade receivables

	For the six-month periods ended June 30,
	2017	2016
Amount at beginning of year	1,084	848
Increases charged to expenses	53	83
Decreases charged to income	(22)	(15)
Amounts incurred due to payment/utilization	(4)	—
Other movements	117	—
Translation differences	41	77

Amount at end of period	1,269	993

14. CASH AND CASH EQUIVALENTS

	June 30, 2017	December 31, 2016
Cash and banks	5,438	7,922
Short-term investments	21	27
Financial assets at fair value through profit or loss (1)	7,996	2,808

	13,455	10,757

(1)	See Note 7.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

15. PROVISIONS

Changes in the Group’s provisions for the six-month period ended June 30, 2017 and for the fiscal year ended December 31, 2016 are as follows:

	Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Provision for pensions		Total
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Amount as of December 31, 2015	10,375	149	1,620	1,400	27,380	429	248	31	39,623	2,009

Increases charged to expenses	1,579	335	962	32	3,023	—	97	—	5,661	367
Decreases charged to income	(158)	(258)	—	—	(10)	(77)	(1)	—	(169)	(335)
Amounts incurred due to payments/utilization	9	(239)	—	(869)	(48)	(584)	—	(13)	(39)	(1,705)
Exchange and translation differences, net	1,221	7	159	52	6,245	94	26	3	7,651	156
Deconsolidation of subsidiaries	(2,213)	(11)	(1,351)	(607)	(515)	—	(357)	(34)	(4,436)	(652)
Reclassifications and other movements	(1,608)	586	(860)	860	1,548	695	(13)	13	(933)	2,154

Amount as of December 31, 2016	9,205	569	530	868	37,623	557	—	—	47,358	1,994

Increases charged to expenses	1,018	31	284	—	1,395	—	—	—	2,697	31
Decreases charged to income	(411)	(156)	(6)	—	(5)	—	—	—	(422)	(156)
Amounts incurred due to payments/utilization	(10)	(51)	—	(337)	—	(268)	—	—	(10)	(656)
Exchange and translation differences, net	335	22	—	—	1,878	19	—	—	2,213	41
Reclassifications and other movements	2,851 (1)	78	(386)	386	(120)	120	—	—	2,345	584

Amount as of June 30, 2017	12,988	493	422	917	40,771	428	—	—	54,181	1,838

(1)	Includes 2,932 of reclassifications from Other liabilities. See Note 18.

Provisions for lawsuits, claims and environmental liabilities are described in Note 14 to the annual consolidated financial statements.

No significant new provisions have been identified for the six-month period ended on June 30, 2017, nor have there been amendments to the evaluations of the ongoing matters as of December 31, 2016, except for the provisions in Note 28.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

16. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of year-end. Amounts calculated for income tax expense for the six-month period ended June 30, 2017 may need to be adjusted in subsequent periods if, based on new factors of judgment, the estimate of the effective expected income tax rate changes.

The calculation of the income tax expense accrued for the six-month periods ended June 30, 2017 and 2016 is as follows:

	For the six-month periods ended June 30,
	2017	2016
Current income tax	(287)	(425)
Deferred income tax	(1,118)	(6,030)

	(1,405)	(6,455)

The reconciliation between the charge to income for income tax for the six-month periods ended June 30, 2017 and 2016 and the one that would result from applying the prevailing tax rate on net income before income tax arising from the consolidated statements of comprehensive income for each year is as follows:

	For the six-month periods ended June 30,
	2017	2016
Net income before income tax	1,869	6,557
Statutory tax rate	35%	35%

Statutory tax rate applied to net income before income tax	(654)	(2,295)
Effect of the valuation of property, plant and equipment and intangible assets measured in their functional currency	(3,720)	(11,869)
Exchange differences	3,230	8,912
Effect of the valuation of inventories measured in their functional currency	(315)	(1,254)
Income on investments in associates and joint ventures	40	92
Miscellaneous	14	(41)

Income tax expense	(1,405)	(6,455)

The following deferred tax assets have not been recorded, as they do not meet the criteria for recording under IFRS:

•	As of June 30, 2017, 359 corresponding to tax credits from subsidiaries’ accumulated tax losses, which expire in 2020.

•	As of December 31, 2016, 1,138 corresponding to tax credits from subsidiaries’ accumulated tax losses, of which 1,090 have expiration dates from 2017 and 48 have indeterminate expiration dates.

Breakdown of deferred tax as of June 30, 2017 and December 31, 2016 is as follows:

	June 30, 2017	December 31, 2016
Deferred tax assets
Provisions and other non-deductible liabilities	3,474	3,607
Tax losses carryforward and other tax credits	4,054	3,837
Miscellaneous	102	82

Total deferred tax assets	7,630	7,526

Deferred tax liabilities
Property, plant and equipment	(45,801)	(45,579)
Miscellaneous	(4,897)	(3,848)

Total deferred tax liabilities	(50,698)	(49,427)

Total deferred tax, net	(43,068)	(41,901)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

16. INCOME TAX (Cont.)

As of June 30, 2017 and December 31, 2016, the Group has classified as deferred tax assets for 354 and 564, respectively, and as deferred tax liability 43,422 and 42,465, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

As of June 30, 2017 and December 31, 2016, the causes that generate allocations to Other comprehensive income, did not create temporary differences for income tax.

17. LOANS

					June 30, 2017		December 31, 2016
	Interest rate (1)			Maturity	Noncurrent	Current	Noncurrent	Current
Argentine pesos:
Negotiable obligations	16.50%	-	27.23%	2017-2024	33,337	4,107	29,194	4,400
Loans(3)	20.00%	-	28.86%	2017-2020	1,590	3,785	2,416	1,459
Account overdraft	—	-	—	—	—	—	—	4,037	(5)

					34,927	7,892	31,610	9,896

Currencies other than the Argentine peso:
Negotiable obligations(2)(4) (6)	3.50%	-	10.00%	2017-2028	90,226	2,812	86,116	4,360
Export pre-financing	0.95%	-	8.07%	2017-2019	2,008	5,446	1,908	6,491
Imports financing	1.60%	-	5.50%	2017-2018	—	2,857	—	2,439
Loans(6)	1.00%	-	8.62%	2017-2025	10,877	3,513	7,934	3,591

					103,111	14,628	95,958	16,881

					138,038	22,520	127,568	26,777

(1)	Annual interest rate in force as of June 30, 2017.
(2)	Disclosed net of 703 and 672 corresponding to YPF’s own negotiable obligations repurchased through open market transactions, as of June 30, 2017 and December 31, 2016, respectively.
(3)	Includes loans granted by Banco Nación Argentina. As of June 30, 2017, it includes 4,053, 53 of which accrues interest at a BADLAR variable rate plus a spread of 4 percentage points, 2,000 of which accrues interest at a BADLAR variable rate plus a spread of 3.5 percentage points and 2,000 of which accrues interest at a fixed rate of 20 percentage points. As of December 31, 2016, it includes 2,105, 105 of which accrues interest at a variable BADLAR rate plus a margin of 4 percentage points and 2,000 of which accrues interest at a variable BADLAR rate plus a spread of 3.5 percentage points. See Note 32.
(4)	Includes 1,563 and 3,253 as of June 30, 2017 and December 31, 2016, respectively, of nominal value of negotiable obligations that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.
(5)	Includes 1,440 corresponding to overdrafts granted by Banco Nación Argentina as of December 31, 2016. See Note 32.
(6)	Includes 4,600 and 4,960 corresponding to financial loans and negotiable obligations secured by cash flows as of June 30, 2017 and December 31, 2016.

The breakdown of the Group’s loans as of the six-month periods ended on June 30, 2017 and 2016 is as follows:

	For the six-month periods ended June 30,
	2017	2016
Amount at beginning of the year	154,345	105,751
Proceeds from loans	16,060	54,466
Payments of loans	(15,080)	(33,954)
Payments of interest	(8,577)	(6,893)
Accrued interest(1)	8,394	7,744
Exchange differences and translation, net	5,489	11,970
Reclassifications and other movements	(73)	—

Amount at the end of the period	160,558	139,084

(1)	Includes capitalized financial costs. See Note 9.

On April 28, 2017, the General and Extraordinary Shareholders’ Meeting approved the extension of the effective term of the Global Medium Term Notes Program of the Company for a term of 5 years.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

17. LOANS (Cont.)

Details regarding the Negotiable Obligations of the Group are as follows:

								Principal	June 30, 2017		December 31, 2016
Month	Year	Principal value		Ref.	Class	Interest rate(3)		Maturity	Noncurrent	Current	Noncurrent	Current
YPF
-	1998	US$	15	(1) (6)	-	Fixed	10.00%	2028	246	4	63	4
November and December	2012		$2,110	(2) (4) (6) (7)	Class XI	-	—	—	—	—	—	260
December and March	2012/3		$2,828	(2) (4) (6) (7)	Class XIII	BADLAR plus 4.75%	24.21%	2018	1,414	1,435	1,414	1,439
April	2013		$2,250	(2) (4) (6) (7)	Class XVII	BADLAR plus 2.25%	21.86%	2020	2,250	84	2,250	101
April	2013	US$	89	(2) (5) (6)	Class XIX	-	—	—	—	—	—	1,413
June	2013		$1,265	(2) (4) (6)	Class XX	BADLAR plus 2.25%	21.70%	2020	1,265	10	1,265	12
July	2013	US$	92	(2) (5) (6)	Class XXII	Fixed	3.50%	2020	603	205	576	197
October	2013	US$	150	(2) (6)	Class XXIV	Libor plus 7.50%	8.54%	2018	146	593	419	570
December, February and December	2013/5	US$	862	(2)	Class XXVI	Fixed	8.88%	2018	13,865	35	13,410	40
April, February and October	2014/5/6	US$	1,522	(2) (4) (6)	Class XXVIII	Fixed	8.75%	2024	25,237	534	24,111	509
March	2014		$500	(2) (6) (7)	Class XXIX	BADLAR	19.49%	2020	350	156	500	8
June	2014	US$	66	(2) (5) (6)	Class XXXIII	-	—	—	—	—	—	350
September	2014		$1,000	(2) (6) (7)	Class XXXIV	BADLAR plus 0.1%	20.86%	2024	1,000	57	1,000	76
September	2014		$750	(2) (4) (6)	Class XXXV	BADLAR plus 3.5%	24.26%	2019	750	49	750	64
February	2015		$950	(2) (6) (7)	Class XXXVI	BADLAR plus 4.74%	26.61%	2020	950	98	950	126
February	2015		$250	(2) (6) (7)	Class XXXVII	-	—	—	—	—	—	260
April	2015		$935	(2) (4) (6)	Class XXXVIII	BADLAR plus 4.75%	25.23%	2020	626	362	935	69
April	2015	US$	1,500	(2) (6)	Class XXXIX	Fixed	8.50%	2025	24,721	893	23,617	853
July	2015		$500	(2) (6)	Class XL	BADLAR plus 3.49%	23.22%	2017	—	524	—	529
September	2015		$1,900	(2) (6) (7)	Class XLI	BADLAR	20.76%	2020	1,900	107	1,900	145
September and December	2015		$1,697	(2) (4)	Class XLII	BADLAR plus 4%	24.76%	2020	1,697	114	1,697	148
October	2015		$2,000	(2) (6) (7)	Class XLIII	BADLAR	20.27%	2023	2,000	79	2,000	106
December	2015		$1,400	(2) (6)	Class XLIV	BADLAR plus 4.75%	24.23%	2018	1,400	20	1,400	23
March	2016		$150	(2) (6)	Class XLV	BADLAR plus 4%	23.50%	2017	—	153	—	153
March	2016		$1,350	(2) (4) (6)	Class XLVI	BADLAR plus 6%	27.23%	2021	1,350	120	1,350	152
March	2016	US$	1,000	(2)	Class XLVII	Fixed	8.50%	2021	16,580	384	15,840	367
April	2016	US$	46	(2) (5) (6)	Class XLVIII	Fixed	8.25%	2020	760	13	726	12
April	2016		$535	(2) (6)	Class XLlX	BADLAR plus 6%	25.72%	2020	535	24	535	33
July	2016		$11,248	(2) (8)	Class L	BADLAR plus 4%	23.08%	2020	11,248	605	11,248	696
September	2016	CHF	300	(2)	Class Ll	Fixed	3.75%	2019	5,185	148	4,673	45
May	2017		$4,602	(2) (8)	Clase LII	Fixed	16.50%	2022	4,602	110	—	—
Metrogas
January	2013	US$	177		Series A-L	Fixed	8.88%	2018	2,655	3	2,461	—
January	2013	US$	18		Series A-U	Fixed	8.88%	2018	228	—	220	—

									123,563	6,919	115,310	8,760

(1)	Corresponds to the 1997 M.T.N. Program for US$ 1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for US$ 10,000 million.
(3)	Interest rate as of June 30, 2017.
(4)	The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these negotiable obligations, which may at the discretion of the respective holders, be subsequently traded on the securities market where these negotiable obligations are authorized to be traded.
(5)	The payment currency of these Negotiable Obligations is the Argentine Peso at the Exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Group has fully complied with the use of proceeds disclosed in the pricing supplements.
(7)	Negotiable obligations classified as productive investments computable as such for the purposes of section 35.8.1, paragraph K of the General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervisory Bureau.
(8)	The payment currency of this issue is the U.S. dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

18. OTHER LIABILITIES

	June 30, 2017			December 31, 2016
	Noncurrent	Current		Noncurrent	Current
Extension of concessions	345	454		336	508
Maxus Entities’ agreements(1)	—	—		—	2,932
Liabilities for contractual claims(2)	—	—		—	950
Miscellaneous	10	724	(3)	—	—

	355	1,178		336	4,390

(1)	See Note 15.
(2)	See Note 14 to the annual consolidated financial statements.
(3)	Includes dividends payable. See Note 26.

19. ACCOUNTS PAYABLE

	June 30, 2017		December 31, 2016
	Noncurrent	Current	Noncurrent	Current
Trade and related parties (1)	59	37,054	2,145	40,667
Guarantee deposits	13	478	13	482
Advances from clients	1,508	132	—	—
Miscellaneous	14	449	29	446

	1,594	38,113	2,187	41,595

(1)	See Note 32 for information about related parties.

20. REVENUES

	For the six-month periods ended June 30,
	2017	2016
Sales (1)	120,475	102,975
Revenues from construction contracts	826	335
Turnover tax	(4,136)	(3,617)

	117,165	99,693

(1)	Includes 5,325 and 9,568 for the six-month periods ended June 30, 2017 and 2016, respectively, associated with revenues related to the natural gas additional injection stimulus program created by Resolution No. 1/2013 of the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbons Investment. See Note 32.

21. COSTS

	For the six-month periods ended June 30,
	2017	2016
Inventories at beginning of year	21,820	19,258
Purchases	29,397	22,731
Production costs(1)	67,373	60,338
Translation effect	987	2,848
Reclassifications and other movements	(73)	—
Inventories at end of the period	(24,031)	(22,225)

	95,473	82,950

(1)	See Note 22.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

22. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the six-month periods ended June 30, 2017 and 2016:

	For the six-month period ended June 30, 2017
	Production costs(3)	Administrative expenses		Selling expenses	Exploration expenses	Total
Salaries and social security taxes	5,782	1,581		924	183	8,470
Fees and compensation for services	486	969	(2)	254	6	1,715
Other personnel expenses	1,598	165		98	29	1,890
Taxes, charges and contributions(1)	1,088	136		1,868	—	3,092
Royalties, easements and canons	8,181	—		14	15	8,210
Insurance	401	26		38	—	465
Rental of real estate and equipment	2,725	8		235	—	2,968
Survey expenses	—	—		—	142	142
Depreciation of property, plant and equipment	22,925	292		519	—	23,736
Amortization of intangible assets	313	57		13	—	383
Industrial inputs, consumable materials and supplies	2,574	10		50	7	2,641
Operation services and other service contracts	6,088	123		370	85	6,666
Preservation, repair and maintenance	8,769	161		223	40	9,193
Unproductive exploratory drillings	—	—		—	907	907
Transportation, products and charges	3,970	5		2,783	—	6,758
Provision for doubtful trade receivables	—	—		31	—	31
Publicity and advertising expenses	10	150		181	—	341
Fuel, gas, energy and miscellaneous	2,463	108		495	12	3,078

	67,373	3,791		8,096	1,426	80,686

(1)	Includes approximately 708 corresponding to export withholdings.
(2)	Includes 25 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 28, 2017, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2016 of 127 and to approve as fees on account for such fees and remunerations for the fiscal year 2017, the approximate sum of 48.
(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 192.

	For the six-month period ended June 30, 2016
	Production costs(3)	Administrative expenses		Selling expenses	Exploration expenses	Total
Salaries and social security taxes	4,780	1,274		725	123	6,902
Fees and compensation for services	414	736	(2)	194	12	1,356
Other personnel expenses	1,334	210		57	20	1,621
Taxes, charges and contributions(1)	907	160		1,651	—	2,718
Royalties, easements and canons	8,297	—		11	18	8,326
Insurance	471	22		38	—	531
Rental of real estate and equipment	2,440	12		230	1	2,683
Survey expenses	—	—		—	269	269
Depreciation of property, plant and equipment	21,015	289		455	—	21,759
Amortization of intangible assets	208	97		18	—	323
Industrial inputs, consumable materials and supplies	2,686	19		39	5	2,749
Operation services and other service contracts	4,581	178		431	68	5,258
Preservation, repair and maintenance	7,747	152		150	13	8,062
Unproductive exploratory drillings	—	—		—	656	656
Transportation, products and charges	3,215	6		2,212	—	5,433
Provision for doubtful trade receivables	—	—		68	—	68
Publicity and advertising expenses	—	74		105	—	179
Fuel, gas, energy and miscellaneous	2,243	90		360	7	2,700

	60,338	3,319		6,744	1,192	71,593

(1)	Includes approximately 666 corresponding to export withholdings.
(2)	Includes 102 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 29, 2016, the General and Extraordinary Shareholders’ Meetings of YPF resolved to ratify the fees corresponding to fiscal year 2015 for 140 and to approve as fees on account for such fees and remunerations for the fiscal year 2016 the approximate sum of 127.
(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 151.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

23. OTHER OPERATING RESULTS, NET

	For the six-month periods ended June 30,
	2017	2016
Lawsuits	(526)	(457)
Construction incentive(1)	150	228
Income on deconsolidation of subsidiaries	—	1,528
Miscellaneous	(26)	149

	(402)	1,448

(1)	Corresponds to the incentive for Argentine manufacturers of capital goods received by A-Evangelista S.A. under the provisions of Executive Order No. 379/2001 of the Argentine Ministry of Economy.

24. FINANCIAL RESULTS, NET

	For the six-month periods ended June 30,
	2017	2016
Financial income
Interest income	592	514
Exchange differences	4,021	10,595

Total financial income	4,613	11,109

Financial loss
Interest loss	(8,304)	(8,225)
Financial accretion	(1,509)	(1,504)
Exchange differences	(1,755)	(2,441)

Total financial costs	(11,568)	(12,170)

Other financial results
Fair value gains on financial assets at fair value through profit or loss	733	205
Gains on derivative financial instruments	—	214

Total other financial results	733	419

Total financial results, net	(6,222)	(642)

25. INVESTMENTS IN JOINT OPERATIONS

The assets and liabilities as of June 30, 2017 and December 31, 2016, and expenses for the six-month periods ended on June 30, 2017 and 2016 of JO and other agreements are as follows:

	June 30, 2017	December 31, 2016
Noncurrent assets(1)	61,005	63,145
Current assets	1,380	2,602

Total assets	62,385	65,747

Noncurrent liabilities	5,507	5,946
Current liabilities	4,714	6,293

Total liabilities	10,221	12,239

	For the six-month periods ended June 30,
	2017	2016
Production Cost	9,585	9,782
Exploration expenses	699	360

(1)	Does not include impairment of property, plant and equipment since such impairment is recorded by the participating partners of the JO.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

26. SHAREHOLDERS’ EQUITY

The Company’s subscribed capital as of June 30, 2017, is 3,920 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of June 30, 2017, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s exploitation and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

On April 28, 2017, the General and Extraordinary Shareholders’ Meeting was held, which approved YPF’s financial statements corresponding to the fiscal year ended December 31, 2016 and approved the following in relation to the distribution of profits: a) the complete elimination of the special reserve for initial adjustment for the implementation of IFRS pursuant to the provisions of Article 10, Chapter III, Title IV of the CNV Rules (T.O. 2013), the reserve for future dividends, the reserve for purchase of Company shares and the reserve for investments; b) to fully absorb the losses accumulated in Retained earnings of up to 28,231 against amounts corresponding to discontinued reserves for up to that amount; and c) to allocate the remaining amount of the discontinued reserves as follows: (i) the amount of 100 to establish a reserve to purchase Company shares, in order to make it possible for the Board of Directors to acquire Company shares when they consider it opportune, and to fulfill commitments under the bonus and incentive plans, both currently existing and those that may arise in the future, and (ii) the amount of 716 to a reserve for payment of dividends, authorizing the Board of Directors to determine when to distribute such dividends prior to the end of the fiscal year.

On June 8, 2017, the Company’s Board of Directors resolved to pay a dividend of 1.82 per share for an amount of 716, which was left without effect by the Company’s Board of Directors at its meeting held on July 9, 2017, in order to ensure strict compliance with certain contractual obligations assumed by the Company, all in accordance with applicable regulation and in safeguarding the general interests of the Company and its shareholders. Therefore, following the closing of this period, the Company has reinstated the Reserve for future dividends in the amount of 716, leaving without effect the liabilities for such dividend payment.

27. EARNINGS PER SHARE

The following table shows the net income and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the six-month periods ended on June 30,
	2017	2016
Net income	237	253
Average number of shares outstanding	392,957,660	391,943,076
Basic and diluted earnings per share	0.60	0.65

Basic and diluted earnings per share are calculated as shown in Note 2.b.13 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

28. DECONSOLIDATION OF MAXUS ENTITIES

•    Reorganization process under Chapter 11 of the US Bankruptcy Law of Maxus Entities

On March 28, 2017, in connection with the reorganization proceedings under Chapter 11 of the United States Bankruptcy Code filed by Maxus Energy Corporation, Tierra Solutions Inc., Maxus International Energy Company, Maxus (US) Exploration Company and Gateway Coal Company (collectively, the “Maxus Entities”), the Creditors’ Committee and the Maxus Entities submitted an alternative restructuring plan (the “Alternative Plan”) that does not incorporate the agreement (the “Agreement”) with YPF, jointly with its subsidiaries YPF Holdings Inc., CLH Holdings Inc., YPF International S.A. and YPF Services USA Corp (jointly, the “YPF Entities”), to settle any and all claims held by the Maxus Entities against the YPF Entities, including any alter ego claims, all of which claims the YPF Entities believe are without merit.

Under the Alternative Plan, a liquidating trust (the “Liquidating Trust”) may file alter ego claims or any other estate claims against the YPF Entities. The Liquidating Trust will be funded by Occidental Chemical Corporation, in its capacity as a creditor of the Maxus Entities.

As YPF does not approve of such Alternative Plan and the Alternative Plan does not contemplate the implementation of the Agreement originally submitted, this situation creates an event of default (Event of Default) under the loan granted within the framework of the Agreement with YPF and the YPF Entities (the “DIP Loan”), based on which, on April 10, 2017, YPF Holdings, Inc. sent a note to communicate this situation. Additionally, on April 17, 2017, YPF Holdings, Inc. communicated that the total amounts due under the DIP Loan terms amounted to approximately US$ 12.2 million.

On April 21, 2017, the Judge issued an order to authorize the repayment of amounts due under the terms of the DIP Loan through the approval of the financing offered by Occidental (“Post-petition DIP Facility”) within the framework of the Alternative Plan, which were subsequently received.

On May 22, 2017, the Bankruptcy Court for the District of Delaware issued an order confirming the Alternative Plan submitted by the Creditors’ Committee and Maxus Entities. The effective date of the Alternative Plan was July 14, 2017, provided that the conditions set forth in Section XII.B of the Alternative Plan were met. Finally, deadlines of August 14, 2017 for the filing of administrative claims and claims for damages and September 12, 2017 for the filing of professional claims were set. The above does not significantly affect the statement of comprehensive income for the six-month period ended June 30, 2017.

Considering the aforementioned events and that the agreements originally filed have not been approved by the Judge, the Company’s Management, in consultation with its legal advisors, has reassessed the amounts reported considering the existing uncertainties and classified them as provisions in accordance with the accounting policies explained in Note 2.b.7) to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

29. CONTINGENT ASSETS AND LIABILITIES

Contingent liabilities and contingent assets are described in Note 28 to the annual consolidated financial statements.

29.a) Contingent assets

No new significant contingent assets have been identified for the six-month period ended June 30, 2017, nor have there been amendments to the assessments of contingencies pending as of December 31, 2016.

29.b) Contingent liabilities

Development for the six-month period ended on June 30, 2017 are described below:

29.b.1) Environmental claims

•    Asociación Superficiarios de la Patagonia (“ASSUPA”)

In connection with the judicial claims filed by ASSUPA against the companies operating concessions in the Noroeste Basin, on April 19, 2017, YPF was notified of the Court’s ruling to resume the proceedings. YPF has timely filed a legal defect exception. The court has not ruled thereon, but ordered the suspension of the terms to respond to the complaint. The deadlines will continue to be suspended until such time as a final resolution is issued regarding the legal defect exception filed by YPF.

29.b.2) Contentious claims

•    Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U.

On June 15, 2017 a hearing was held for the parties to orally present their arguments. The decision of the Court of Appeals is currently pending.

As of the date of these condensed interim consolidated financial statements, there are no elements available to allow the Company to quantify the possible impact this claim might have on the Company.

•    Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (jointly, “Eton Park”)

On June 2, 2017, Eton Park, a former shareholder of YPF, filed a complaint against the Argentine Republic and YPF in the USA District Court for the Southern District of New York claiming alleged damages it suffered during the expropriation process of shares conducted by the Argentine Republic over Repsol’s majority interest in YPF in 2012. The complaint, which seeks unspecified damages, alleges that obligations in the bylaws and the initial public offering of YPF shares were violated, which imposed obligations relating to a tender offer for the shareholders.

As of the date of these condensed interim consolidated financial statements, there are no elements available to allow the Company to quantify the possible impact this claim might have on the Company.

The Company categorically rejects the claims made in the complaint, which it considers wholly without merit, and will exercise all necessary legal remedies and take all defensive measures in accordance with applicable legal procedure in order to defend its rights.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

29. CONTINGENT ASSETS AND LIABILITIES (Cont.)

29.b.3) Claims under the scope of the National Antitrust Commission (“CNDC”)

•    Claims for the sale of diesel to public transportation companies

On March 14, 2017, YPF was notified of SC Resolution No. 137 which, based on the prior opinion given by the CNDC, ordered the case closed for failure to establish collusive behavior by the companies sued and abuse of dominant market position by YPF.

29.b.4) Tax claims

•    Dispute over the cost deduction for abandoning wells

On June 28, 2017, the Company was notified of a request for information from the Administración Federal de Ingresos Públicos (Federal Administration of Public Revenue) to initiate a verification process with respect to the deduction of well plugging costs from 2011 to 2016, inclusive.

•    Dispute over customs duties

On March 31, 2017, the Company resolved to pay the differences in export duties which had been objected to by several Customs authorities arising from future commitments to deliver crude oil, in accordance with the moratorium provided for by Law No. 27,260. This action made it possible to reduce interest and release the fines applied which were related to the substantial obligation. In that regard, the summaries and processes in which the application of a fine is in disputed when there were no export duties remain ongoing, in which case the fine provided for in Article 954 subsection c) would be applied, which figure amounts to 450 as of the date of these condensed interim consolidated financial statements.

30. CONTRACTUAL COMMITMENTS

Contractual commitments are described in Note 29 to the annual consolidated financial statements. Updates for the six-month period ended June 30, 2017 are described below:

30.a) Concession extension agreements

•    Salta

On April 3, 2017, YPF entered into with the Province of Salta an Amendment Agreement to the one signed on October 23, 2012. The signatories are the same in both Agreements. The Amendment Agreement sets forth that the obligations described in items (i), (ii) and (iv) mentioned in the annual consolidated financial statements have been complied with, and in respect of the obligations referenced in item (v), it sets forth that the same will be replaced by the drilling of 2 development wells for a minimum amount of US$ 26 million. In case the development wells yield satisfactory productive results for YPF and associated companies, and contingent on such results, the parties agreed to drill an additional development well. The parties have begun to fulfill this commitment and will finalize it within 365 calendar days of the effective date of such agreement. Likewise, YPF and signatory associated companies shall drill an exploration well for an amount of US$ 4 million within 365 calendar days of the effective date of the Amendment Agreement.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

30. CONTRACTUAL COMMITMENTS (Cont.)

30.b) Investment project agreements

•    Agreement for the development of Loma La Lata Norte and Loma Campana areas

In relation to the Investment Agreement entered into between the Company and subsidiaries of Chevron Corporation for the joint exploitation of non-conventional hydrocarbons in the province of Neuquén, in the Loma Campana area, for the six-month period ended June 30, 2017, the Company and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) have carried out transactions which include the purchase of gas and crude oil by YPF for 2,415. These transactions were executed based on the market’s general and regulatory framework. The net balance to be paid to CHNC as of June 30, 2017 amounts to 451.

•    Agreement for interest assignment in Aguada de la Arena area

On February 23, 2017, YPF and Petrouruguay S.A. signed a definitive agreement for the transfer of a 20% participating interest in the Aguada de la Arena area located in the province of Neuquén, for a total of US$ 18 million. As a result, YPF increased its participating interest in the Aguada de la Arena area to 100%.

•    Agreement for the development of Bajada de Añelo area

On February 23, 2017, YPF and O&G Developments Ltd. S.A. (hereinafter “O&G”), an affiliate of Shell Compañía Argentina de Petróleo S.A., executed an agreement through which YPF and O&G agreed on the principal terms and conditions for the joint development of a shale oil and shale gas pilot in two phases, for a joint investment amount of US$ 305.8 million in the Bajada de Añelo area in the province of Neuquén, of which O&G will contribute 97.6% and YPF will contribute 2.4%. O&G will be the operator of the area. The agreement provides for a period of exclusivity for the negotiation and execution of definitive agreements. Once definitive agreements have been signed and certain conditions precedent have been fulfilled, the execution of the project will begin, through which O&G will acquire a 50% interest in the exploitation concession that covers an area of 204 km2.

On May 12, 2017, YPF and O&G executed an Assignment Agreement for 50% of the concession. The Assignment Agreement provides for the joint development of a two-stage work program (the “Work Program”) in connection with the aforementioned joint investment. During the first phase of the Work Program, which will have a maximum duration of 30 months, O&G will contribute a total of US$ 222.6 million, and YPF will contribute US$ 7.4 million. The remaining US$ 75.8 million will be contributed by O&G during the second phase of the Work Program. O&G’s interest will be assigned as a guarantee in favor of YPF until O&G has fully complied with all of its obligations under the Assignment Agreement.

Once the conditions precedent for the effectiveness of the Assignment Agreement have been fulfilled, which must occur prior to August 16, 2017, the Work Program will commence and certain ancillary agreements will be executed. The conditions precedent relate principally to the authorization by the Executive Power of the Province of Neuquén of the proposed interest assignments pursuant to the Assignment Agreement.

Once the first phase of the Work Program has been completed, O&G will have the option to leave such Work Program by returning its concession interest and paying for liabilities accrued up until its exit date.

Once the commitments undertaken by the Parties have been completely fulfilled, each Party will contribute 50% of the budget for the development of the area as provided in the Joint Operation Agreement (which will be executed when the conditions precedent are fulfilled).

•    Bandurria Sur Area Development Agreement

On April 12, 2017, YPF executed an agreement (hereinafter the “Agreement”) with Schlumberger Oilfield Eastern Ltd. (hereinafter “SPM”), an affiliate of Schlumberger Argentina S.A., through which YPF and SPM agreed on the main terms and conditions for the joint development of a shale oil pilot project in two phases, with a total investment of US$ 390 million in the Bandurria Sur area (hereinafter the “Area”), located in the Province of Neuquén, 100% of which will be contributed by SPM. YPF will continue as the Area operator. Once definitive agreements have been signed and conditions precedent have been fulfilled, SPM will acquire a 49% interest in the non-conventional exploitation concession of the Area, and YPF will keep the remaining 51%.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

30. CONTRACTUAL COMMITMENTS (Cont.)

•    Agreement for the assignment of interest in the Llancanelo block

On April 18, 2017, YPF executed an agreement (hereinafter the “Agreement”) with Patagonia Oil Corp. (“Patagonia”), an affiliate of PentaNova Energy Corp., through which Patagonia will acquire YPF’s 11% interest in the block known as the Llancanelo block, located in the Province of Mendoza, for a total price of US$ 40 million (hereinafter the “Price”), and YPF will keep a 50% stake in such block. Additionally, both companies agreed on the main terms and conditions for the development of a pilot project of heavy crude oil in the same block with a total investment of US$ 54 million over the next 36 months (hereinafter the “Project”), where YPF will be the operator and Patagonia will contribute its expertise in heavy crude oil. The project investment corresponding to YPF’s interest will be paid by Patagonia by way of partial payment of the Price. The agreement provides for an exclusivity period, which was extended to October 18, 2017, to negotiate and execute definitive agreements. Once definitive agreements have been signed and certain conditions precedent have been fulfilled, including the relevant approval from the Province of Mendoza, the execution of the Project will begin.

•    Exploration agreement with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”)

On July 26, 2017, the agreement with YPFB which was originally executed on January 2017 was notarized in order to begin exploration in Charagua, Bolivia, in a block with estimated potential natural gas resources of 2.7 TCF (trillion cubic feet). In addition, a plan for exploration and exploitation activities in Bolivian territory was filed for the purpose of recording 3D seismic data in the Charagua block in September 2017.

If the expected commercial discovery is achieved, YPFB and YPF E&P (an indirect subsidiary of YPF) would create a sociedad de economía mixta (partially government-owned company), with YPFB holding a 51% interest and YPF E&P holding a 49% interest.

31. MAIN REGULATIONS AND OTHERS

Main regulations and others are described in Note 30 to the annual consolidated financial statements. Updates for the six-month period ended June 30, 2017 are described below:

31.a) Incentive programs for the production of natural gas

•    Incentive program for investment in development of natural gas production from non-conventional reservoirs

On March 6, 2017, MINEM Resolution No. 46-E/2017 was published in the Official Gazette, which created the “Investment in Natural Gas Production from Non-Conventional Reservoirs Stimulus Program” (hereinafter the “Program”), established in order to stimulate investments in natural gas from non-conventional reservoirs in the Neuquina Basin, and in effect as of its publication until December 31, 2021.

The Resolution establishes compensation for the volume of non-conventional gas production from concessions located in the Neuquina Basin included in the Program, for which such concessions must first have a specific investment plan approved by the province’s application authority and the Secretariat of Hydrocarbon Resources.

The compensation will be determined by deducting from the effective sales price obtained from sales to the internal market, including conventional and non-conventional natural gas, the minimum sales prices established by the Resolution each year, multiplied by the volumes of production of non-conventional natural gas. The minimum prices established by the Resolution are US$ 7.50/MMBtu for 2018, US$ 7.00/MMBtu for 2019, US$ 6.50/MMBtu for 2020 and US$ 6.00/MMBtu for 2021.

The compensation from the Program will be distributed, for each concession included in the Program, as follows: 88% to the companies and 12% to the province corresponding to each concession included in the Program.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

31. MAIN REGULATIONS AND OTHERS (Cont.)

31.b) Regulatory requirements applicable to the natural gas industry

•     Tariff renegotiation

i.	Transitional Agreement 2017

On March 30, 2017, the MINEM instructed the ENARGAS, by Resolution No. 74 – E/2017, to make effective the tariff schemes resulting from the Comprehensive Tariff Review (“CTR”) pursuant to Article 1 of MINEM Resolution No. 31 dated March 29, 2016 and carried out as per the provisions in the Memorandum of Agreement for the Comprehensive Contractual Renegotiation entered into with the Licensees within the provisions of Law No. 25,561, as amended and supplemented.

In this respect, for the purpose of the gradual and progressive implementation of such measure, it established that the ENARGAS had to apply the tariff increases resulting from the Comprehensive Tariff Review in stages according to the following progression: thirty percent (30%) of the increase, as from April 1, 2017; forty percent (40%) of the increase, as from December 1, 2017; and the remaining thirty percent (30%), as from April 1, 2018.

Moreover, and for cases in which the corresponding Memorandum of Agreement for the Comprehensive Contractual Renegotiation had not become effective, it instructed the ENARGAS to apply to the Licensees (among them, Metrogas) a transitional tariff adjustment on account of the CTR.

On March 30, 2017, Metrogas signed a Transitional Agreement (“Transitional Agreement 2017”) with MINEM and the Ministry of Economy which provides for the temporary adjustment of prices and tariffs for the Natural Gas Distribution Public Service, the specific allocation of the amounts as set forth therein until the Memorandum of Agreement for the Comprehensive Contractual Renegotiation is executed and the application of the final tariff schemes which result from the CTR becomes effective.

The Transitional Agreement 2017, which is not subject to ratification by the National Executive Power, sets forth a temporary tariff scheme as of April 1, 2017 consisting of the readjustment of tariffs pursuant to the guidelines required to maintain the continuity of service in order to allow the Licensee to manage its operation, maintenance, management and commercialization expenses, the disbursements corresponding to the execution of the mandatory investment plan determined by ENARGAS and to comply with the respective payment obligations, keeping its payment procedure for the purpose of ensuring the continued normal provision of the public service it is responsible for until the effective date of the tariff scheme that derives from the Memorandum of Agreement for the Comprehensive Contractual Renegotiation.

Additionally, the Transitional Agreement 2017 provides for the transfer of the impact of changes in tax regulations awaiting resolution, except for income tax, and incorporates a Mandatory Investment Plan to which Metrogas is committed.

Finally, Metrogas may not distribute dividends unless it has previously provided evidence to the ENARGAS of its full compliance with the Mandatory Investment Plan.

Under the terms of the Transitional Agreement 2017, on March 31, 2017, ENARGAS Resolution No. 4,356/2017 was published in the Official Gazette, approving the tariff schemes resulting from the CTR of Metrogas and temporary tariff schemes applicable to Metrogas users effective April 1, 2017.

In addition, ENARGAS Resolution No. 4,356/2017 approved (i) the technical and economic studies of the Company’s CTR, (ii) the non-automatic Semi-Annual Adjustment Methodology and (iii) the Investment Plan of Metrogas for the next five years.

ii. Memorandum of Agreement for the Natural Gas Distribution License Contract (also known as “Memorandum of Agreement for the Comprehensive Contractual Renegotiation”)

On March 30, 2017, Metrogas signed a Memorandum of Agreement for the Natural Gas Distribution License Contract (the “Memorandum of Agreement”) with the MINEM and the Ministry of Economy, which sets forth the terms for the comprehensive renegotiation and the adjustment conditions of the License Contract. The Memorandum of Agreement is within the framework of the renegotiation process of public service contracts established by the Emergency Law, their extensions and Decrees No. 367/2016 and 2/2017, and based on the Transitional Agreement 2008, Transitional Agreement 2014, Transitional Agreement 2016 and Transitional Agreement 2017.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

31. MAIN REGULATIONS AND OTHER (Cont.)

The provisions contained in the Memorandum of Agreement, which shall become effective following its ratification by the National Executive Power, will cover the contractual period starting on January 6, 2002 until the termination of the License Contract.

The terms provided therein set forth certain guidelines that should be contemplated in the CTR process.

Metrogas’ Tariff Scheme resulting from the CTR in accordance with such guidelines will be applicable upon compliance with all the procedures set forth for the effectiveness of the Memorandum of Agreement. The effective date of the Comprehensive Tariff Review will be no later than December 31, 2017. In the event that the ENARGAS orders the gradual and phased application of the tariff increase resulting from the Comprehensive Tariff Review, the last phase will be applied no later than April 1, 2018.

As a condition precedent to ratification, the Memorandum of Agreement provides for the suspension and withdrawal of all claims, appeals and lawsuits filed, pending or in the process of execution, whether in administrative, arbitration and judicial venues, in the Argentine Republic or abroad, which are based on or related to the facts or measures taken, regarding the License Contract, as from the Emergency Law and/or the annulment of the PPI (Producer Price Index of the United States of America). In addition, the Memorandum of Agreement must be ratified by Metrogas Shareholders’ Meeting, in order for the National Executive Power to issue a Decree ratifying the terms of the Memorandum of Agreement. On April 27, 2017, the Metrogas Shareholders’ Meeting ratified the Memorandum of Agreement for the Natural Gas Distribution Contract License.

Finally, the Memorandum of Agreement provides that the Company is obliged to make, during the extension term of the License, plus its eventual ten-year extension and within its license area, additional sustainable investments equivalent to the amount of the award issued in the “BG Group Plc. vs. The Argentine Republic (UNC 54 KGA)” arbitration, with the proportional reduction in the said amount as may be specified in the payment agreement and excluding the amounts corresponding to interest for any delay in the payment of the award. The amount and the plan for additional investments will be determined by the ENARGAS at the Company’s proposal and will not be incorporated into the tariff base.

As of the date of these condensed interim consolidated financial statements, the Memorandum of Agreement is subject to the controls established under the Emergency Law for the National Executive Power to issue the ratifying Decree.

iii. Supplementary Agreement with Natural Gas Producers

By means of Resolution No. 74 – E/2017, MINEM determined the new prices at the Entry Point to the Transportation System for natural gas which shall be applicable as of April 1, 2017 to the user categories therein indicated. Likewise, it determined the new discounted prices at the Entry Point to the Transportation System for residential users of natural gas that show savings in consumption equal to or higher than fifteen percent (15%) as compared to the same period of year 2015. These new prices at the Entry Point to the Transportation System have been contemplated in ENARGAS Resolution No. 4,356/2017.

•    Note from ENARGAS referred to the interest of YPF in Metrogas

On March 30, 2017, YPF filed a motion for reconsideration and requested to render the ENARGAS note null and void and the issuance of a new decision that sets a reasonable and consistent term for compliance with the provisions of Article 34 of Law No. 24,076 consistent with the current reality of the gas market.

In June 2017, YPF submitted to the ENARGAS a tentative timeline for the divestment of its interest in Metrogas, but as of the date of these condensed interim consolidated financial statements, such timeline has not been confirmed. This submission does not imply a waiver of the aforementioned motion for reconsideration.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

31. MAIN REGULATIONS AND OTHER (Cont.)

•    Natural gas demand allotment mechanisms

On June 1, 2016, the MINEM published Resolution No. 89, which:

a)	Requires ENARGAS to develop a procedure to amend and supplement ENARGAS Resolutions No. 716/1998 and 1410/2010 and establish daily operating conditions of the Transportation and Distribution Systems.

b)	Establishes the volumes that distributors may request in order to satisfy priority demand and, if there has been a contract with a producer to fulfill such request, reduces the contracted volume requirement in accordance with the framework provided by Resolution No. 1,410/2010.

Pursuant to this resolution, on June 5, 2016 ENARGAS Resolution No. I/3833 was issued, which establishes the “Supplementary Procedure for Gas Requests, Confirmations and Control” (Procedimiento Complementario para Solicitudes, Confirmaciones y Control de Gas).

•    ENARGAS Resolution No. 4502/17

On June 6, 2017, ENARGAS Resolution No. 4502/17 was issued. The resolution approved the procedure for the administration of the office in the Emergency Executive Committee (“CEE”), which modifies the procedure for requesting deliveries and confirmations of gas that was approved by ENARGAS Resolution No. 3833/16 and provides measures and criteria to be adopted in the event of a supply crisis of the Natural Gas Priority Demand declared by carriers, distributors or ENARGAS.

Among these measures, it is stipulated that the CEE or (if the CEE fails to reach an agreement) the ENARGAS will define how the Priority Demand will be supplied, taking into account the quantities of natural gas available in each basin for each producer and deducting the quantities that are contracted to supply the Priority Demand.

•    Resolution SH 56-E/2017

On April 5, 2017, the Secretariat of Hydrocarbon Resources published Resolution No. 56-E/2017 in the Official Gazette, establishing new maximum benchmark prices for the different segments of the butane commercialization chain to be bottled in 10, 12 and 15 kg bottles under the Household Program (Decree No. 470/2015 and former Energy Secretariat Resolution No. 49/2015), and modifying the benchmark prices established in former Energy Secretariat Resolution No. 70/2015. The new maximum benchmark prices for the Company are Ps. 2,568 per TN for butane and Ps. 2,410 per TN for propane. For fractionators such as YPF GAS S.A., the prices established by Resolution No. 56-E/2017 are Ps. 63.89 for 10 kg bottles, Ps. 76.67 for 12 kg bottles and Ps. 95.84 for 15 kg bottles.

•    Resolution SH 75-E/2017

On June 7, 2017, the Secretariat of Hydrocarbon Resources published Resolution No. 75/2017 in the Official Gazette, which modifies the regulations applicable to the Household Program (former Energy Secretariat Resolution No. 49/2015) and provides that the adjustment of benchmark prices applicable to the different segments of the butane commercialization chain to be bottled in 10 and 12 kg bottles will not be implemented automatically in quarterly periods. Instead, those adjustments will be made at the discretion of the Secretariat of Hydrocarbon Resources in its capacity as enforcement authority of the Household Program. In addition, the resolution establishes that the adjustment of benchmark prices for LPG producers and fractionators on account of the Comprehensive Tariff Review established by the Household Program in its regulations will take place only after the prior analysis of cost variations and their incidence, and taking into account regional, distribution and logistical factors.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

31. MAIN REGULATIONS AND OTHER (Cont.)

•     CNV Regulatory Framework

a) CNV General Resolution No. 622

I.	Pursuant to section 1, Chapter III, Title IV of such Resolution, a description of the notes to the condensed interim consolidated financial statements containing information required under the Resolution in the form of exhibits follows.

Exhibit A – Fixed Assets	Note 9 Property, plant and equipment

Exhibit B – Intangible assets	Note 8 Intangible assets

Exhibit C – Investments in companies	Note 10 Investments in associates and joint ventures

Exhibit D – Other investments	Note 7 Financial instruments by category

Exhibit E – Provisions	Note 13 Trade receivables Note 12 Other receivables Note 10 Investments in associates and joint ventures Note 9 Property, plant and equipment Note 15 Provisions

Exhibit F – Cost of goods sold and services rendered	Note 21 Costs

Exhibit G – Assets and liabilities in foreign currency	Note 34 Assets and liabilities in currencies other than the Argentine peso

II.	On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent – Own account”, record No. 549. Considering the Company’s business, and the CNV Rules and its Interpretative Criterion No. 55, the Company shall not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it shall also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Besides, in accordance with the provisions of Section VI, Chapter II, Title VII of the CNV Rules and its Interpretative Criterion No. 55, the Company’s equity exceeds the minimum required equity under such rules, which is 15, while the minimum required counterparty capital, which is 3, is comprised of 8,522,815 Class B Units of Compass Ahorro Mutual Fund with 24-hour settlement upon redemption, the total value of the Company’s Units as of June 30, 2017, amounts to 20.

b) CNV General Resolution No. 629

Due to General Resolution No. 629 of the CNV, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

•	Adea S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

•	File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3), Section I, Chapter V, Title II of the CNV Rules.

32. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the tables below shows the balances with associates and joint ventures as of June 30, 2017 and December 31, 2016 and transactions with the mentioned parties for the six-month periods ended June 30, 2017 and 2016.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

32. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

	June 30, 2017			December 31, 2016
	Other receivables	Trade receivables	Accounts payable	Other receivables	Trade receivables	Accounts payable
	Current	Current	Current	Current	Current	Current
Joint ventures:
Profertil	100	153	91	97	162	99
MEGA	—	792	67	—	797	80
Refinor	—	242	62	—	296	39
Bizoy S.A.	5	—	—	9	—	—
Y-GEN I	22	—	—	—	2	—
Y-GEN II	8	—	—	—	—	—
Petrofaro S.A.	—	29	67	—	—	—

	135	1,216	287	106	1,257	218

Associates:
CDS	—	98	—	—	108	—
YPF Gas	495	218	37	35	375	35
Oldelval	—	—	112	—	—	81
Termap	—	—	45	—	—	44
OTA	—	—	4	—	—	5
OTC	20	—	—	2	—	—
Gasoducto del Pacífico (Argentina) S.A.	4	—	16	4	—	31
Oiltanking Ebytem S.A.	—	—	56	—	—	50
Emp. Perforaciones de Argentina S.A.	2	—	—	—	—	—

	521	316	270	41	483	246

	656	1,532	557	147	1,740	464

	For the six-month periods ended June 30,
	2017			2016
	Revenues	Purchases and services	Net interest gain (loss)	Revenues	Purchases and services	Net interest gain (loss)
Joint ventures:
Profertil	438	212	—	480	199	—
MEGA	1,984	160	—	1,096	182	—
Refinor	394	166	10	566	71	—
Petrofaro S.A.	29	28	—	—	—	—
Y-GEN I	17	—	—	—	—	—
Y-GEN II	18	—	—	—	—	—

	2,880	566	10	2,142	452	—

Associates:
CDS	40	—	—	413	—	—
YPF Gas	398	23	18	332	19	—
Oldelval	—	241	—	—	187	—
Termap	—	172	—	—	157	—
OTA	—	11	—	—	10	—
Gasoducto del Pacífico (Argentina) S.A.	—	94	—	—	79	—
Oiltanking Ebytem S.A.	—	181	—	—	181	—

	438	722	18	745	633	—

	3,318	1,288	28	2,887	1,085	—

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

32. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

Additionally, in the normal course of business, and taking into consideration that YPF is the main oil and gas company in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances		Transactions
		Credits / (Liabilities)		Income / (Costs)
				For the six-month periods ended June 30,
Customers / Suppliers	Ref.	June 30, 2017	December 31, 2016	2017	2016
CAMMESA	(1)	3,023	3,782	9,549	10,570
CAMMESA	(2)	(244)	(170)	(909)	(979)
ENARSA	(3)	616	727	1,485	1,188
ENARSA	(4)	(1,349)	(1,357)	(88)	(871)
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(5)	540	364	1,878	1,273
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(6)	—	(2)	(16)	—
MINEM	(7)	9,100	10,881	5,325	9,568
MINEM	(8)	208	129	74	35
MINEM	(9)	153	142	59	62
MINEM	(10)	—	759	—	—
Ministry of Transport	(11)	598	1,152	2,443	2,568
Secretariat of Industry	(12)	19	378	150	228

(1)	The provision of fuel oil and natural gas, and electric power generation.
(2)	Purchases of energy.
(3)	Rendering of regasification service in the regasification projects of liquefied natural gas in Escobar and Bahía Blanca.
(4)	The purchase of natural gas and crude oil.
(5)	The provision of jet fuel.
(6)	The purchase of miles for the YPF Serviclub program.
(7)	The benefits of the incentive scheme for the Additional Injection of natural gas.
(8)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks.
(9)	Benefits for the bottle-to-bottle program.
(10)	Temporary economic assistance for Metrogas
(11)	The compensation for providing gas oil to public transport of passengers at a differential price.
(12)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Note 17, and transactions with Nación Seguros S.A. related to certain insurance policies contracts, and in connection therewith, to the reimbursement from the insurance coverage for the incident mentioned in Note 28.a) to the annual consolidated financial statements.

In addition, the Group holds BONAR 2020 (see Note 30.h) to the annual consolidated financial statements) and 2021 (see Note 4 to the annual consolidated financial statements), classified as “Investments in financial assets”.

Furthermore, in relation to the investment agreement signed between YPF and Chevron subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the above mentioned investment agreement. See Note 30.b).

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

32. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

The table below discloses the compensation for the Company’s key management personnel, including members of the Board of Directors and vice presidents (managers with executive functions appointed by the Board of Directors), for the six-month periods ended June 30, 2017 and 2016:

	For the six-month periods ended June 30,
	2017(1)	2016(1)
Short-term employee benefits (2)	108	83
Share-based benefits	21	9
Post-retirement benefits	5	4
Termination benefits	12	61

	146	157

(1)	Includes the compensation for YPF’s key management personnel which developed their functions during the mentioned periods.
(2)	Does not include Social Security contributions of 20 and 21 for the six-month periods ended June 30, 2017 and 2016.

33. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 2.b.10 to the annual consolidated financial statements describes the main characteristics and accounting treatment for benefit plans implemented by the Group.

i.	Retirement plan

The total charges recognized under the Retirement Plan amounted to approximately 41 and 42 for the six-month periods ended June 30, 2017 and 2016, respectively.

ii.	Performance Bonus Programs and Performance evaluation

The amount charged to expense related to the Performance Bonus Programs was 865 and 604 for the six-month periods ended June 30, 2017 and 2016, respectively.

iii.	Share-based benefit plan

The amount charged to expense in relation with the share-based plans, which are disclosed according to their nature, amounted to 70 and 57 for the six-month periods ended June 30, 2017 and 2016, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

34. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE ARGENTINE PESO

	June 30, 2017				December 31, 2016
	Amount in currencies other than the Argentine peso		Exchange rate in force(1)	Total	Amount in currencies other than the Argentine peso		Exchange rate in force(1)	Total
Noncurrent assets
Other receivables
U.S. Dollar	52		16.53	860	169		15.79	2,669
Real	—		—	—	10		4.84	48
Trade receivables
U.S. Dollar	5		16.53	83	—		—	—
Investments in financial assets U.S. Dollar	468		16.53	7,736	490		15.79	7,737

Total noncurrent assets				8,679				10,454

Current assets
Trade receivables
U.S. Dollar	306		16.53	5,058	397		15.79	6,269
Chilean peso	8,636		0.03	259	10,542		0.02	211
Real	—		—	—	23		4.84	111
Other receivables
U.S. Dollar	181		16.53	2,992	349		15.79	5,511
Euro	9		18.85	170	15		16.63	249
Real	—		—	—	4		4.84	19
Chilean peso	1,993		0.03	60	—		—	—
Swiss franc	1		17.22	17	—		—	—
Investments in financial assets U.S. Dollar	482		16.53	7,966	478		15.79	7,548
Cash and cash equivalents
U.S. Dollar	323		16.53	5,339	414		15.79	6,537
Chilean peso	347		0.03	10	240		0.02	5
Real	—		—	—	2		4.84	10
Swiss franc	—		—	—	—	(2)	15.52	6

Total current assets				21,871				26,476

Total assets				30,550				36,930

Noncurrent liabilities
Provisions
U.S. Dollar	3,004		16.63	49,957	2,675		15.89	42,506
Loans
U.S. Dollar	5,889		16.63	97,926	5,741		15.89	91,222
Real	—		—	—	13		4.88	63
Swiss franc	300		17.28	5,185	300		15.57	4,673
Other liabilities
U.S. Dollar	21		16.63	345	21		15.89	334
Accounts payable
U.S. Dollar	3		16.63	50	133		15.89	2,113

Total noncurrent liabilities				153,463				140,911

Current liabilities
Provisions
U.S. Dollar	48		16.63	798	45		15.89	715
Taxes payable
Real	—		—	—	5		4.88	24
Chilean peso	1,094		0.03	33	1,055		0.02	21
Loans
U.S. Dollar	870		16.63	14,480	1,054		15.89	16,754
Real	—		—	—	17		4.88	82
Swiss franc	9		17.28	148	3		15.57	45
Salaries and social security
U.S. Dollar	7		16.63	116	6		15.89	96
Real	—		—	—	2		4.88	10
Chilean peso	279		0.03	8	501		0.02	10
Other liabilities
U.S. Dollar	27		16.63	449	275		15.89	4,371
Accounts payable
U.S. Dollar	872		16.63	14,501	1,197		15.89	19,020
Euro	18		19.00	342	15		16.77	252
Chilean peso	3,756		0.03	113	4,915		0.02	98
Real	—		—	—	9		4.88	44
Swiss franc	—	(2)	17.28	1	—	(2)	15.57	3
Yen	23		0.15	3	—		—	—

Total current liabilities				30,992				41,545

Total liabilities				184,455				182,456

(1)	Exchange rate in force at June 30, 2017 and December 31, 2016 according to Banco Nación Argentina.
(2)	Registered value less than 1.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

35. SUBSEQUENT EVENTS

•	Hydrocarbon Investment Agreement among YPF, Pan American Energy LLC (Argentina branch) (“PAE”), Total Austral S.A. (Argentina branch) (“TOTAL”), Wintershall Energía S.A. (“WIAR”) and the Province of Neuquén, and Definitive Reorganization and Investment Agreement among YPF, PAE, TOTAL and WIAR

On July 17, 2017, through Decree No. 1178/17 issued by the Provincial Executive Power, the Agreements executed on July 13, 2017 among YPF, PAE, TOTAL, WIAR and the Province of Neuquén came into effect, which provided for the following:

(i)	The division of the Aguada Pichana area into two new areas, namely “Aguada Pichana Este” (“APE”) and “Aguada Pichana Oeste” (“APO”); with areas of 761 km2 (629 km2 net perforations) and 605 km2 (443 km2 net perforations), respectively, and the granting of two Non-Conventional Hydrocarbon Exploitation Concessions for the areas, committing the Parties to implement a pilot program of 20 wells for an amount of approximately US$ 300 million in APE and 11 wells for an amount of approximately US$ 150 million in APO; and

(ii)	The granting of a Non-Conventional Hydrocarbon Exploitation Concession in the Aguada de Castro (“ACA”) area, which has an area of 163 km2; committing the Parties to implement a pilot program of 3 wells for an amount of approximately US$ 50 million.

Based on the technical-economic results of the pilot programs and the granting of the benefits of the Stimulus Program provided in MINEM Resolution No. 46-E/2017, the total estimated amount of the investments to be made under the Agreements, including the investment commitments in the pilot programs discussed above, would reach US$ 1,150 million during the next 5 years, with a total of 48 wells in APE, 18 wells in APO and 6 wells in ACA.

APE will be operated by TOTAL, and APO and ACA will be operated by PAE. YPF’s current interest is 27.27% in the Aguada Pichana area and 50% in the Aguada de Castro area.

Under the Agreements, YPF’s current interests will be modified as follows:

(i)	In the APE area, YPF will hold a 22.50% interest, which implies relative to its current participation the sale of a 4.77% stake.

(ii)	In the APO area, YPF will hold a 30% interest, which implies relative to its current participation the purchase of a 2.73% stake.

(iii)	In the ACA area, YPF will hold a 30% interest, which implies relative to its current participation the sale of a 20% stake in ACA.

Notwithstanding the changes in the aforementioned interests, all existing assets, including the production of existing wells and any future development that is not associated with the Vaca Muerta formation, will not be modified in terms of the Parties’ interests.

The execution of the Agreements involves an exchange of interests in the areas, whereby YPF is expected to receive US$ 52.3 million through investment contributions.

The effectiveness of the Agreements is subject to the granting of the aforementioned Concessions through the respective Decree by the Provincial Executive Power.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION (UNAUDITED)

35. SUBSEQUENT EVENTS (Cont.)

•    Non-conventional Exploitation Concession in the Rincón del Mangrullo block

On August 1, 2017, YPF and the Province of Neuquén signed an Agreement (the “Agreement”) establishing the terms for obtaining a Non-Conventional Exploitation Concession in the Rincón del Mangrullo block (the “Block”), which will result in an increase in the Block’s current activity and an extension of the current term, which expires in 2022. Upon the granting of the new concession, YPF will be able to exploit the Block until 2052, with the possibility of further extending the term.

Under this Agreement, YPF is committed to invest US$ 150 million in order to carry out a pilot program that consists of drilling 13 horizontal wells to continue the development of the Mulichinco formation and investigate other formations, such as Vaca Muerta and Lajas.

The effectiveness of the Agreement is subject to the granting of such concession through the corresponding Decree by the Provincial Executive Power.

YPF currently has an Investment Agreement with Petrolera Pampa S.A. (“Pampa”), through which the Company operates the area and Pampa participates in the production from certain Block formations, with YPF holding 100% of the rights to Vaca Muerta and Quintuco. In this framework, YPF will be the owner of 100% of the new Non-Conventional Exploitation Concession and of the current concession of the Block, continuing with the Investment Agreement with Pampa.

•    Issuance of Negotiable Obligations

In July 2017, the Company issued Class LIII Negotiable Obligations for an amount of US$ 750 million. Class LIII Negotiable Obligations will accrue interest at an annual fixed nominal rate of 6.95% payable semi-annually, with the principal amount maturing in 2027.

As of the date of issuance of these condensed interim consolidated financial statements, there have been no other significant subsequent events that require adjustments or disclosure in the financial statements or operations of the Group as of June 30, 2017, which were not already considered in such condensed interim consolidated financial statements in accordance with IFRS.

MIGUEL ANGEL GUTIERREZ President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 16, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer